DREYFUS BOND FUNDS, INC.
                          -Dreyfus Municipal Bond Fund
                            Registration No. 811-2653

                                  Sub-Item 77M


During the fiscal year ended August 31, 2007, Dreyfus Municipal Bond Fund (the "Registrant") acquired the assets of Dreyfus Insured Municipal Bond Fund (the "Acquired Fund"), as described below.

On, November 6, 2006, the Registrant's Board of Directors, unanimously approved an Agreement and Plan of Reorganization providing for the transfer of all of the Acquired Fund's assets in a tax-free reorganization to the Registrant, in exchange for shares of the Registrant and the assumption by the Registrant of the Acquired Fund's stated liabilities.

At a Special Meeting of Shareholders of the Acquired Fund held on May 23, 2007, shareholders of the Acquired Fund voted to approve the Agreement and Plan of Reorganization. The vote of the Registrant's shareholders was not solicited since their approval or consent was not necessary for the exchange.

After the close of business on June 11, 2007, the Reorganization was consummated and the shares of the Registrant received by the Acquired Fund's shareholders were distributed to the Acquired Fund's shareholders in liquidation of the Acquired Fund. A form N-8F will be filed with the SEC to de-register the Acquired Fund.